EXHIBIT 99.1

RADVISION LTD.
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

RADVISION ANNOUNCES MOST INTEROPERABLE, MULTI-VENDOR, MULTI-STREAM TELEPRESENCE CONFERENCING SOLUTION IN THE MARKET

New SCOPIA Elite MCU Telepresence Feature Enables Multi-party Video Conferencing with Cisco, Logitech/LifeSize, Polycom and Tandberg Telepresence and Any Standards-Based Video Conferencing System

TEL AVIV, June 2, 2010 – RADVISION® Ltd. (Nasdaq: RVSN),  a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced the most interoperable, multi-vendor, multi-stream telepresence conferencing solution in the market, enabling multi-party communications between different vendor’s telepresence systems in addition to standards-based video conferencing endpoints.

With the new telepresence feature, the SCOPIA Elite MCU can establish connections with telepresence systems from Cisco, Logitech/LifeSize, Polycom and Tandberg, allowing telepresence users to view all meeting participants in a multi-party call, including those on traditional video conferencing systems or telepresence systems from other vendors. Users with traditional video conferencing systems will see the telepresence participants in a special video layout where multiple video streams from a telepresence endpoint are combined into a single widescreen image. Telepresence users will also see other conference participants in a special video layout, adding to the telepresence immersive video experience.

“Telepresence users no longer have to be stranded in their closed solutions with SCOPIA Elite’s new breakthrough interoperability technology,” said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. “This new capability provides significant opportunities for enterprises and service providers to cost effectively deliver multi-party communications for telepresence along with interoperability while retaining the telepresence multi-stream experience.”

RADVISION’S SCOPIA Elite MCU is the ideal platform to support telepresence given the special handling and video processing required for telepresence communications. The SCOPIA Elite utilizes the latest in high performance DSP technology and offers 1080p video capabilities yielding uncompromised high definition multi-party support. Telepresence capabilities on the SCOPIA Elite MCU are enabled through a license key providing the ability for enterprises to migrate to telepresence in a very simple and cost effective fashion, as opposed to purchasing and deploying an additional, expensive separate system.

RADVISION’s new SCOPIA Elite telepresence capability will be available in the third quarter as a software upgrade and will be demonstrated at the InfoComm 2010 Exposition in Las Vegas, June 9 -11, booth N2231 in the Conferencing Pavilion.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.